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Peaceful Arts Ales and Lagers

Brewery

Alachua, FL 32615
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Investment Opportunity
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.5× for the next $75,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Peaceful Arts Ales and Lagers is seeking investment to open our first brewery and taproom to craft and serve our product to our community in
Alachua County, FL.
First Location
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OUR STORY

After working in professional brewing for seven years and across three states, Brett Bauer is striking out on his own to create and lead a taproom
brewery following his vision.

Former lead brewer of Idle Hands Craft Ales for five years in Malden, MA
Former head brewer/production manger of Heaven and Ale Brewing for over a year in Chattanooga, TN
Current brewer at First Magnitude Brewing for almost a year in Gainesville, FL
Graduate of the American Brewers Guild of Middlebury, VT after being awarded the Greg Noonan Scholarship in 2014
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LOCATION

Peaceful Arts Ales and Lagers will be a taproom brewery joining Alachua's expanding Progress District.

We're working diligently to join a new business park that will also feature a hard cidery, meadery, bakery, events space and more
The expanded Progress District will also add hotels and nearby residential homes providing a captive audience nearby
The Progress District is one of the largest clusters of biotech businesses in the state and is still expanding
We will also be steps away from San Felasco Hammock Preserve State Park, which has miles of trails for hiking, mountain biking and horseback
riding.
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OUR OFFERINGS

Peaceful Arts Ales and Lagers will offer our customers the highest quality beers that have been meticulously designed and refined over years of
experience.

Production will focus on flavorful New England-style pale ales, refreshing lagers, robust dark ales, and complex farmhouse ales
Taproom will feature 8 draught lines of our house-made ales and lagers for on-site enjoyment in our taproom or outdoor biergarten
Our beers will also be offered to take home as freshly filled growlers and 4pks of pre-filled 16oz cans, as well as naturally conditioned bottles for
special releases
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THE TEAM
Brett Bauer
Founder / Head Brewer

Brett Bauer is a professional craft brewer with seven years of brewing experience and a formal brewing education. He was a recipient of the Greg
Noonan Scholarship for full tuition coverage and graduated from the American Brewers Guild in 2014. He got his start in the industry with Idle Hands

Craft Ales in 2014 as an assistant brewer to then head brewer Ben Howe (Enlightenment Ales / Otherlands Beer). When Ben departed for new opportunities and Idle Hands was set to re-open in Malden, MA, Brett stepped into the role of lead brewer in 2016 to spearhead the relaunch.

From reopening in 2016 to his departure in 2019, Brett developed and produced Idle Hands top selling recipes including Four Seam New England IPA, which would be served all over the metro Boston area from top bottle shops and bars to New England's largest venue, Gillette Stadium. When Idle Hands was named Boston's Best Brewery in 2020 by Boston Magazine, Brett's original recipes of Four Seam and Kill Your Idles fruited sour were noted as the company's standouts. His Six Seam New England Double IPA would land on #66 Beeradvocates Top 100 beers in Massachusetts; notably one of only five beers on the list that did not belong to regional darlings Treehouse Brewing Co or Trillium Brewing Co. Why does that detail matter? It proves he can develop recipes that stand out and produce high quality beers that grab consumers' attention in a crowded and competitive market. In 2018, he led Idle Hands to produce 1000+ bbls of beer and gross sales of over $1,000,000 for the first time in the company's history.

In 2019, Brett took the role of Head Brewer / Production Manager at Heaven and Ales Brewing Company in Chattanooga, TN. He led the redevelopment of their flagship recipes, expanded production for the start of their canning operation, as well as the planning for production at their new satellite brewery and taproom.

Ultimately, the pandemic that started in 2020 would change the landscape drastically. He parted ways with Heaven and Ale in the summer of 2020 to return to the biotech industry. To help in the fight against the pandemic as part of Operation: Warpspeed, Brett joined Ology Bioservices in Alachua, FL as an associate to their upstream manufacturing team. Less than two years after his hire, he was promoted to Supervisor of Upstream Manufacturing. While he excelled in his field, he missed the joy he found in brewing and home-brewing wasn't enough.

In 2022, he returned to the brewing industry with local favorites, First Magnitude Brewing in Gainesville, FL and is currently leading hot side production. Since joining First Magnitude, they have earned new acclaim including a Best in Show at the Best Florida Beer competition for Nightfall American Stout and a gold medal at the World Beer Cup for their flagship dark mild, Drift.

Peaceful Arts Ales & Lagers is the culmination of Brett's knowledge, experience, and passion with a new motivation to bring his vision of the perfect brewery and taproom experience to life in Alachua, FL.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Production Equipment $40,000
Taproom Furnishings $10,000
Building Updates $15,000
Start-up Costs $4,937
Mainvest Compensation $5,063
Total $75,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $684,992 $719,250 $755,213 $792,974 $816,763
Cost of Goods Sold $239,747 $251,738 $264,324 $282,825 $291,309
Gross Profit $445,245 $467,512 $490,889 $510,149 $525,454

EXPENSES

Operating Expenses $381,549 $396,806 $407,985 $439,353 $450,336
Operating Profit $63,696 $70,706 $82,904 $70,796 $75,118
This information is provided by Peaceful Arts Ales and Lagers. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2023 Balance Sheet
Investment Round Status

$75,000

TARGET

$124,000

MAXIMUM

This investment round closes on August 14th, 2023. 0 people have invested so far.

Summary of Terms
Legal Business Name Peaceful Arts Ales & Lagers
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $75,000 invested
1.5×
Investment Multiple 1.4×
Business's Revenue Share 2%-3.3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2030
Financial Condition
No operating history

Peaceful Arts Ales and Lagers was established in August 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Peaceful Arts Ales and Lagers forecasts the following milestones:

Secure lease in Alachua, FL by December 2023.

Hire for the following positions by June 2024: Taproom Manger, Assistant Brewer, and Bartenders (4)

Achieve $685,000 revenue per year by First 12 months of business.

Achieve $63,000 profit per year by First 12 months of business.

No other outstanding debt or equity

The capital raised through Mainvest will make up a portion of the Peaceful Arts Ales and Lagers's fundraising. Peaceful Arts Ales and Lagers will require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Peaceful Arts Ales and Lagers to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Peaceful Arts Ales and Lagers operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Peaceful Arts Ales and Lagers competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Peaceful Arts Ales and Lagers's core business or the inability to compete successfully against the with other competitors could negatively affect Peaceful Arts Ales and Lagers's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Peaceful Arts Ales and Lagers's management or vote on and/or influence any managerial decisions regarding Peaceful Arts Ales and Lagers. Furthermore, if the founders or other key personnel of Peaceful Arts Ales and Lagers were to leave Peaceful Arts Ales and Lagers or become unable to work, Peaceful Arts Ales and Lagers (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Peaceful Arts Ales and Lagers and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Peaceful Arts Ales and Lagers is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Peaceful Arts Ales and Lagers might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Peaceful Arts Ales and Lagers is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Peaceful Arts Ales and Lagers

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Peaceful Arts Ales and Lagers's financial performance or ability to continue to operate. In the event Peaceful Arts Ales and Lagers ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Peaceful Arts Ales and Lagers nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Peaceful Arts Ales and Lagers will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Peaceful Arts Ales and Lagers is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Peaceful Arts Ales and Lagers will carry some insurance, Peaceful Arts Ales and Lagers may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Peaceful Arts Ales and Lagers could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Peaceful Arts Ales and Lagers's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Peaceful Arts Ales and Lagers's management will coincide: you both want Peaceful Arts Ales and Lagers to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Peaceful Arts Ales and Lagers to act conservative to make sure they are best equipped to repay the Note obligations, while Peaceful Arts Ales and Lagers might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Peaceful Arts Ales and Lagers needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Peaceful Arts Ales and Lagers or management), which is responsible for monitoring Peaceful Arts Ales and Lagers's compliance with the law. Peaceful Arts Ales and Lagers will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Peaceful Arts Ales and Lagers is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Peaceful Arts Ales and Lagers fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Peaceful Arts Ales and Lagers, and the revenue of Peaceful Arts Ales and Lagers can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Peaceful Arts Ales and Lagers to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Peaceful Arts Ales and Lagers is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Peaceful Arts Ales and Lagers is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Limited Operating History

Peaceful Arts Ales and Lagers is a newly established entity and has no history for prospective investors to consider.

This information is provided by Peaceful Arts Ales and Lagers. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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